

UNIVOICE

Learn Languages
Through Music, Not Flashcards

Sami Halabi
254-718-5371
sami.halabi@univoice.app
www.univoice.app

Confidentiality Disclosure

This presentation is the property of Univoice Corporation and its subsidiaries (the “Company”) and is strictly confidential. It contains information intended only for the person to whom it is transmitted. With receipt of this information, recipient acknowledges and agrees that: (i) this document is not intended to be distributed, and if distributed inadvertently, will be returned to the Company as soon as possible; (ii) the recipient will not copy, fax, reproduce, divulge, or distribute this confidential information, in whole or in part, without the express written consent of the Company; (iii) all of the information herein will be treated as confidential material with no less care than that afforded to its own confidential material. This presentation is for informational purposes only.

THE **PROBLEM & SOLUTION**









Shortcomings of current language tools		A *new* language tool unlike the rest
Random		*Relevant*
Too academic		*Engaging & informative*
Endless repetition	VS.	*Music maintains interest*
Short-term focused		*Long-term retention*
Boring and instructional		*Addicting and game-ified*

Mission

*To **energize cross-cultural engagement** by activating instinctual language-learning*

Vision

World where a native of any culture can **sing in any other language**

Change the face of learning languages

Vastly **expand the total addressable market** of language learners

Language students **learning for enjoyment**, not exasperation

THE MARKET SIZE

Online Language Learning

10.2% CAGR
(2017-2025)
$9.38B
$21.41B
(228%+)
2017
2025
Global language learning market (2017)
Global language learning market (2025)
CAGR of Global Online language learning market (10.2%; 2017-2025)





MarketWatch

THE **PRODUCT**

Univoice is the 1st mobile app that teaches languages through music



*(**click image** for video)*

HOW IT WORKS

1


Univoice
Select the Language you would like to learn
English
Spanish
German
French

Select Your Target Language

2


Genres
Top's 40
View All (146)
New Rules
#Dua Lipa
Finesse
#Bruno Mars
Country
View All (181)
Blue Ain't Your Color
#Keith Urban
Need You Now
#Lady Antebellum
Rock
View All (137)
Breath
#Breaking Benjamin
Numb
#Linkin Park

Choose Your Music Genre

3


Top 40's
New Rules
#Dua Lipa
Finesse
#Bruno Mars
God is a Woman
#Ariana Grande
Demons
#Imagine Dragons
Eastside
#Khalid (ft. Halsey)
Girls Like You
#Maroon 5

Scroll & Select Your Song

4


23:03
Practice Lines
Press button to hear the line
Press button to test your pronunciation
Estoy viviendo otra vez
I'm living again
Callado y en silencio
Silent and silent
Cierra los ojos, imagínate despertar
Close your eyes, imagine waking up
Aquí, contigo otra vez
Here, with you again
Sueño con verte al despertar
SELECT NEW SONG

Follow Along Translations into Your Language

5


00:58
Y yo también te juré mucho
Para así poder seguirte hasta el final de tu expedición
Y con ellos mi ilusión,
y con ellos mio adopcion
In order to follow you until the end of your expedition
And I also swore to you a lot

Sing With Artist, Get Immediate Feedback

SUBSCRIPTION MODEL



Freemium

- **Free** of charge
- 30 minutes / month
- Up to 2 languages



1 Week

- **$2.99** per week
- Unlimited access
- Unlimited languages



1 Month   +

- **$8.99** per month
- Unlimited access
- Unlimited languages

TRACTION & DEVELOPMENT

(1) Public Release
~3/19 - 5/19

- 550 users (launch + word of mouth)

- 127 songs in our 4 languages

- Major marketing content development & UX enhancements

(2) Version 1
~5/19 - 7/19

- 750 total users 200 songs

- 1st round of major promo content complete

- Improved performance / reduced latency

- Improved speech to text accuracy

(3) Version 2
~7/19 - 4/20

- 2500 total users 400 songs

- 2nd round of major promo content done

- UI redesign / major UX enhancements

- Gamification features added

(4) MKT Splash
~10/20 - 1/21

- 75K+ users 1000 songs

- GTM Launch: Viral campaigns & Influencer / affiliate programs

- Reimagined registration XP / user progress tracking

Disclaimer: forward projections cannot be guaranteed.

APP USAGE STATISTICS

March 18, 2020 - April 17, 2020

NEW DEVICES	ACTIVE DEVICES / DAY	SESSIONS / DAY	TOTAL SESSIONS	AVG TIME / DEVICE / DAY
551	30.3	101.4	3.1K	6.4 Minutes


SESSION LENGTH
CURRENT RANGE
Top 33% of users
spending over
5 mins / session
(industry standard)
3sec-10sec
10sec-30sec
30sec-60sec
1min-3min
3min-10min
10min-30min
30min+
0
100
200
300
400
500
600
700
800

OUR TEAM



Greg Nicholson
Head of User Acquisition (UA)
Led UA for 3 startups from inception
to acquisition, sum totaling ~$1B



Sami Halabi
CEO / Founder
Managed top-performing teams
at Fortune 100 companies



Bryan Riester
Head of Ops & Product Dev
12 years of software dev; awarded
by U.S. Department of Logistics

Digital Marketing



Finance, Legal, Licensing



Tech / Product Dev



CO-OPETITION

	Univoice 	Duolingo 	Babbel 	Busuu 
Slang, idiomatic, and proper language	✓	✗	✗	✗
Pronunciation accuracy assessment	✓	✓	✗	✗
Language agnostic - from / to any language	✓	✗	✗	✗
Gamification	✓	✓	✓	✗
Addictive and engaging	✓	✓	✓	✓
Real-life context	✓	✗	✓	✓
Auditory, visual, and speech	✓	✓	✓	✗
Cost of program	$	N/A	$$	$
User Count	3000 users	300M users	50M users	90M users
Revenue	N/A	$40M	$15M	$90M

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USER FORECAST

	Year 1	Year 2	Year 3	Year 4
Actual User Growth	10,000,000+	25,000,000+	60,000,000+	120,000,000+
Projected User Growth	487,500	1,387,500	2,737,500	6,311,500

Disclaimer: forward projections cannot be guaranteed.

We *underpromise*, to *overdeliver*

's Projected growth = 5% of 's Actual growth

REVENUE FORECAST

	2020	2021	2022	2023
New Users*	75,000	750,000	1,462,500	3,187,500
Revenue*	$95,757	$1.6M	$4.5M	$11.0M
Net income	($436,800)	($593,888)	$608,649	$3.9M

Disclaimer: forward projections cannot be guaranteed.

*Note: forecasted user & revenue counts are based on
growth rates of competing language e-learning platforms

Full financials available & can be shared upon request

OUR FINANCIAL PROJECTION*

	2021	2022	2023
Total Revenue	$1,600,821	$4,482,095	$11,047,336
Operating	$465,985	$631,565	$773,819
Marginal	$623,801	$1,657,331	$3,973,629
Headcount	$1,104,924	$1,584,550	$1,575,800
Total Exp.	$2,194,709	$3,873,446	$6,323,248
Taxes / (Loss Carry Forward)	($278,762)	($150,946)	$992,058
Net Income	($593,888)	$608,649	$3,882,975

Disclaimer: forward projections cannot be guaranteed.

Full financials available & can be shared upon request

OUR BREAK-EVEN ANALYSIS



Disclaimer: forward projections cannot be guaranteed.

GOING GLOBAL

MLB National Anthem

20 national sporting events w/ Univoice apparel


OCEANBANK
pepsi
42
UNIVOICE

Univoice in the News

Yahoo (x2), Broadway World, Language Magazine, and more



yahoo! finance

Search for news, symbols or companies

Finance Home Watchlists My Portfolio Screeners Premium Markets Industries

Univoice Launches "Spanish Through Music & Friendship" Language Class in Tijuana

CISION PR Newswire August 15, 2019

AUSTIN, Texas, Aug. 15, 2019 /PRNewswire/ -- Univoice Corporation, the developer of the first language-learning platform that teaches languages exclusively through music, is launching its first learning class in Tijuana, Mexico. This inaugural class will focus on teaching Spanish to English speakers in an immersive, collaborative, and fun environment.



Articles Editor's Picks

UNIVOICE WANTS TO TEACH LANGUAGE BY SINGING ALONG WITH MOBILE APP

By eLearning Inside



language magazine

NEWS LANGUAGES LITERACY/ESL RESOURCES STUDY ABROAD

news Culture Resources

Spanish through Music & Friendship in Tijuana

October 11, 2019

Univoice Corporation, the developer of a language-learning platform that teaches languages exclusively through music, has started its first learning class in Tijuana, Mexico. This inaugural class focuses on teaching Spanish to English speakers in an immersive, collaborative, and fun

PARTNERS OF INFLUENCE

Celebrities in Univoice-Sponsored Music Video

    

Celebrity	William Shatner	Carrot Top	John Cena	Ice-T	Lou Diamond Philips
Net Worth	$150,000,000	$75,000,000	$55,000,000	$40,000,000	$6,000,000
Involvement	Cameo features in **international soccer music video**, sponsored by Univoice. Some of these **actors will interact with app during video**, demoing how you learn language through song.				

Companies We Work With

   

OUR GO TO MARKET

Digital Channel Saturation (*Paid*)



- Native social posts
- Editorials & blog posts
- Press releases
- Promo story & feed videos
- Large video productions
- Infographics & graphics ads

Affiliates + Influencers (*Paid + Organic*)

   

- Affiliate programs
- Musicians' free promo
- Influencer testimonial videos
- "Marketing buzz" promo vids

ASO - App Store Optimization (*Organic*)

  

- Discoverability uplift
- Conversion optimization

16

EXIT STRATEGY

Breakeven Reached

1st Company Acquired
(*Languages Through Media*)

Series A funding expended; become financially self-sustaining

Acquire 1st language platform, Read Alien - *"learn with literature"*

Q1 2023

Q2 2024

Q2 2023

Q2 2026

Reinvest profits & *pay out dividends* to early stage investors

Post-acquisition of 3 language platforms & at $33M+ rev, will be more attractive to buyers

$1M Profit Achieved

Entertain M&A Offers

Recent Industry Acquisitions

Startup	Acquirer	Date
Lingbe	iTalki	November '19
Lingoventura	Babbel	December '18

17